UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.   )*

The McClatchy Company
(Name of Issuer)
Class A Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
579489303
(CUSIP Number)

James Ruggerio c/o Chatham Asset Management, LLC 26 Main Street, Suite 204 Chatham, New Jersey 07928 Telephone Number (973) 701-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 579489303
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Chatham Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,047,626*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,047,626*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,047,626*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 19.7%*
14.	Type of Reporting Person (See Instructions): IA

 *Beneficial ownership percentage is based upon 5,328,547 shares of Class A Common Stock, $0.01 par value per share (“Common Stock”) of The McClatchy Company, a Delaware corporation (the “Issuer”), issued and outstanding as of May 4, 2018, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2018. Chatham Asset Management, LLC (“CAM”) is the investment manager to Chatham Asset High Yield Master Fund, Ltd., a Cayman Islands exempted company (“Chatham Master Fund”), and other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”), and Anthony Melchiorre (“Mr. Melchiorre” and, collectively with CAM and Chatham Master Fund, the “Reporting Persons”) is the managing member of CAM. As of the date of the filing of this Schedule 13D (the “Filing Date”), Chatham Master Fund held 625,475 shares of Common Stock of the Issuer and the other affiliated funds held an aggregate of 422,151 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Melchiorre and CAM may be deemed to beneficially own the 1,047,626 shares of Common Stock of the Issuer held in the aggregate by the Chatham Funds, or approximately 19.7% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

CUSIP No. 579489303
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Chatham Asset High Yield Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	625,475*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	625,475*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
625,475*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 11.7%*
14.	Type of Reporting Person (See Instructions): CO

 *Beneficial ownership percentage is based upon 5,328,547 shares of Common Stock of the Issuer issued and outstanding as of May 4, 2018, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2018. As of the Filing Date, Chatham Master Fund held 625,475 shares of Common Stock of the Issuer, or approximately 11.7% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

CUSIP No. 579489303
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Anthony Melchiorre
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,047,626*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,047,626*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,047,626*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 19.7%*
14.	Type of Reporting Person (See Instructions): IN

 *Beneficial ownership percentage is based upon 5,328,547 shares of Common Stock of the Issuer issued and outstanding as of May 4, 2018, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2018. CAM is the investment manager to Chatham Master Fund and other affiliated funds, and Mr. Melchiorre is the managing member of CAM. As of the Filing Date, Chatham Master Fund held 625,475 shares of Common Stock of the Issuer and the other affiliated funds held an aggregate of 422,151 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Melchiorre and CAM may be deemed to beneficially own the 1,047,626 shares of Common Stock of the Issuer held in the aggregate by the Chatham Funds, or approximately 19.7% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

Item 1.     Security and Issuer.

The name of the issuer is The McClatchy Company, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 2100 “Q” Street, Sacramento, CA 95816.  This report on Schedule 13D (this “Schedule 13D”) relates to the Issuer’s Class A Common Stock, par value $.01 per share (the “Common Stock”).

Item 2.     Identity and Background.

(a), (f)     This Schedule 13D is being filed jointly by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and the investment manager to (a) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company, and (b) other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”); (ii) Chatham Master Fund; and (iii) Anthony Melchiorre, a United States Citizen. CAM, Chatham Master Fund, and Mr. Melchiorre are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” Information regarding the executive officers, directors and controlling persons of CAM and Chatham Master Fund is set forth in Schedule I hereto and incorporated herein by reference.

(b)     The principal business address for the Reporting Persons is 26 Main Street, Suite 204, Chatham, New Jersey 07928.

(c)     The principal business of Mr. Melchiorre is to act as the managing member of CAM, an investment management firm that serves as investment manager of pooled investment vehicles. The principal business of CAM is to serve as investment manager to pooled investment vehicles. The principal business of Chatham Master Fund is investing in securities.

(d)     None of the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons or any other person named in Schedule I, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the Reporting Persons nor, to the best knowledge of the foregoing, any of their controlling persons or any other person named in Schedule I, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.     Source and Amount of Funds or Other Consideration.

The funds used to purchase the Common Stock deemed to be beneficially owned by the Reporting Persons came from the working capital of private investment funds managed by CAM, including Chatham Master Fund.

 The total cost of the Common Stock that the Reporting Persons may be deemed to beneficially own is $10,255,452.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.     Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock reported in this Schedule 13D (the “Chatham Shares”) based on the Reporting Persons’ belief that the Chatham Shares, when purchased, were undervalued and represented an attractive investment opportunity. The acquisitions of the Chatham Shares were made in the ordinary course of the Reporting Persons’ investment activities and the Chatham Shares are currently held for investment purposes, subject to the following.

The Reporting Persons are supportive of management’s efforts to refinance its indebtedness and intend to engage in future discussions with the Issuer on proposed deleveraging transactions, including a proposed exchange of 2029 Notes (as defined below) into equity of the Issuer (and in connection with those discussions, proposed representation on the Issuer’s Board of Directors).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Chatham Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Chatham Shares, including through a trading plan created under Rule 10b5-1(c) or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Chatham Shares or changing their intention with respect to any and all matters referred to in Item 4.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) – (e) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 5,328,547 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 4, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

As of the date of filing of this Schedule 13D (the “Filing Date”), Chatham Master Fund held 625,475 shares of Common Stock of the Issuer and the other affiliated funds held an aggregate of 422,151 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Melchiorre and CAM may be deemed to beneficially own the 1,047,626 shares of Common Stock of the Issuer held in the aggregate by the Chatham Funds, or approximately 19.7% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

Each of CAM and Mr. Melchiorre has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,047,626 shares of Common Stock. Each of Mr. Melchiorre and CAM has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,047,626 shares of Common Stock.

As of the Filing Date, Chatham Master Fund held 625,475 shares of Common Stock of the Issuer, or approximately 11.7% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

Chatham Master Fund has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 625,475 shares of Common Stock. Chatham Master Fund has the sole power to dispose of or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 625,475 shares of Common Stock.

To the knowledge of the Reporting Persons, the executive officers and directors of CAM and Chatham Master Fund have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

There have been no transactions in the Class A Common Stock (or securities convertible into Class A Common Stock) of the Issuer during the past sixty days.

Each of CAM and Mr. Melchiorre specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

 Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the reported shares of Common Stock, CAM and the Chatham Funds collectively own $268,466,000 aggregate principal amount of the Issuer’s 6.875% Debentures due March 15, 2029 (the “2029 Notes”), $82,083,000 aggregate principal amount of the Issuer’s 7.15% Debentures due November 1, 2027 (the “2027 Notes”), and $30,702,000 aggregate principal amount of the Issuer’s 9.00% Senior Secured Notes due December 15, 2022 (the “2022 Notes”). In addition, the Chatham Funds are currently party to certain credit default swap arrangements, both as buyer counterparties and as seller counterparties, pursuant to which the buyer counterparty is obligated to make a periodic stream of payments over the term of the contract in return for a contingent payment from the seller counterparty upon the occurrence of a credit event with respect to referenced debt securities of the Issuer.

As described in the Form 8-K filed by the Issuer on June 26, 2018 (the "Form 8-K"), CAM recently entered into an Amended and Restated Term Loan Framework Agreement with the Issuer relating to the exchange of certain 2029 Notes, 2027 Notes and cash for new subordinated debt of the Issuer. In addition, the Reporting Persons also anticipate participating in the proposed refinancing of the 2022 Notes for new first lien debt of the Issuer, as described in the Form 8-K. The descriptions of such transactions in the Form 8-K are incorporated by reference into this Item 6.

Except as set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer.

Item 7.     Material to be Filed as Exhibits.

Exhibit A:	An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2018

CHATHAM ASSET MANAGEMENT, LLC*

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC, its Investment Manager

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre*
Anthony Melchiorre

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

 Schedule I

Information with respect to Persons Covered Under Instruction C to Schedule 13D

Item 2. Identity and Background.

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Person.

CHATHAM ASSET MANAGEMENT, LLC

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Anthony Melchiorre	Managing Member	c/o Chatham Asset Management, LLC, 26 Main Street, Suite 204, Chatham, New Jersey 07928	Managing Member of Chatham Asset Management, LLC	United States

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Anthony Melchiorre	Director of Chatham Asset High Yield Master Fund Ltd.	c/o Chatham Asset Management, LLC, 26 Main Street, Suite 204, Chatham, New Jersey 07928	Managing Member of Chatham Asset Management, LLC	United States
Michael McDonald	Director of Chatham Asset High Yield Master Fund Ltd.	International Management Services, Ltd. 3rd Floor Harbour Centre North Church Street P.O. Box 61 Grand Cayman KY1-1102 Cayman Islands	Certified Public Accountant	Canada
Ian Goodall	Director of Chatham Asset High Yield Master Fund Ltd.	International Management Services, Ltd. 3rd Floor Harbour Centre North Church Street P.O. Box 61 Grand Cayman KY1-1102 Cayman Islands	Chartered Accountant	United Kingdom

Exhibit A

AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.01 par value per share, of The McClatchy Company, a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement this 25th day of June, 2018.

June 25, 2018
Date

CHATHAM ASSET MANAGEMENT, LLC*

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC, its Investment Manager

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre
Anthony Melchiorre